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                                                                      EXHIBIT 23

                          Independent Auditors' Consent


The Board of Directors and Shareholders
Stillwater Mining Company

We consent to incorporation by reference in the registration statement (No. 333-76314) on Form S-8 of Stillwater Mining Company of our report dated July 23, 2002, relating to the statements of net assets available for benefits of the Stillwater Mining Company Bargaining Unit 401(k) Plan and Trust as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001, the supplemental schedule of assets (held at end of year) as of December 31, 2001 and the supplemental schedule of non-exempt transactions for the year ended December 31, 2001, which report appears in the December 31, 2001 annual report on Form 11-K of Stillwater Mining Company.


KPMG LLP


Billings, Montana
October 29, 2002